Exhibit 30

April 23, 2021

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re: Grown Rogue International Inc.

We refer to the short form prospectus of Grown Rogue International Inc. (the “Company”) dated April 23, 2021 relating to the qualifying of the distribution of 23,162,579 Units of the Company issuable upon the exercise or deemed exercise of 21,056,890 special warrants of the Company. Each unit consists of one common share and one common share purchase warrant.

We consent to being named and to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated March 1, 2021 to the shareholders of the Company on the following financial statements:

●	Consolidated Statements of financial position as at October 31, 2020 and October 31, 2019;

●	Consolidated Statements of comprehensive loss, changes in equity holders’ deficit and cash flows for the years ended October 31, 2020 and October 31, 2019, and a summary of significant accounting policies and other explanatory information.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Yours very truly,

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS